REXAM

Airspray®

PRESS RELEASE

This is a joint press release issued by Airspray N.V., Rexam PLC and Rexam Plastics Nederland B.V. Not for release, publication or distribution, in whole or in part, in or into Australia, Canada, Italy and Japan.

Alkmaar, London and Dongen, 13 June 2006

Rexam holds 96.89% of Airspray share capital following expiration of the post-acceptance period

With reference to the joint press releases dated 22 February 2006, 22 March 2006, 25 April 2006 and 23 May 2006 and to the offer memorandum of 25 April 2006 (the "**Offer Memorandum**"), Airspray N.V. ("**Airspray**"), Rexam PLC ("**Rexam**") and Rexam Plastics Nederland B.V. (the "**Offeror**") hereby jointly announce that the Offeror now holds 96.89% of the issued and outstanding ordinary shares in the capital of Airspray ("**Shares**") following the expiration of the post-acceptance period.

- During the post-acceptance period, expiring Monday 12 June at 15:00 hours, Amsterdam time, 1,003,901 Shares have been tendered under the offer, representing 17.55% of all outstanding Shares

- The Offeror has acquired a total of 13,750 Shares via regular trading on Euronext Amsterdam N.V. ("**Euronext Amsterdam**"), representing 0.24% of all outstanding Shares

- Following the acceptance of the Shares offered during the post-acceptance period and including the Shares acquired via Euronext Amsterdam, the Offeror holds 5,542,570 Shares, representing 96.89% of all outstanding Shares

Settlement
Payment for the Shares that were tendered and delivered during the post-acceptance period prior to 15:00 hours, Amsterdam time on 7 June 2006 has already occurred.

Payment for the Shares that were tendered and delivered during the post-acceptance after 15:00 hours, Amsterdam time on 7 June 2006 will be made as soon as possible, in accordance with the settlement procedures as described in the press release of 23 May 2006.

Delisting of Shares and compulsory acquisition procedure
The Shares will be de-listed from Euronext Amsterdam on 17 July 2006 and therefore 14 July 2006 will be the last day that the Shares can be traded on Euronext Amsterdam.

Holders of Shares ("**Shareholders**") are reminded that the Offeror, having obtained more than 95% of the Shares, intends to initiate the statutory compulsory acquisition procedure as referred to in articles 2:92a or 2:201a of the Dutch Civil Code in order to acquire all Shares held by minority Shareholders.

This press release is a public announcement as meant within article 9b paragraph 1 of the Securities Markets Supervision Decree 1995 (*Besluit toezicht effectenverkeer 1995*).

This press release is also published in the Dutch language. In the event of any inconsistency, this English language version will prevail above the Dutch language version.

Unless defined herein, defined terms used in this announcement shall have the meanings ascribed to them in the Offer Memorandum.

Further information can be obtained from:

Rexam PLC
Andrew Mills, Group Communications Director — Telephone: +44 20 7227 4100

Airspray N.V.
Robert Brands, CEO — Telephone: +31 72 5414 666